Exhibit 99.6
AMENDMENT 2002-3
TO THE
CIBC WORLD MARKETS INCENTIVE SAVINGS PLAN
(as amended and restated effective January 1, 1999)
     Pursuant to the authority reserved to Canadian Imperial Bank of Commerce (“CIBC”) at Section 9.07 of the CIBC World Markets Incentive Saving Plan for U.S. Employees (the “Plan”), and delegated to the undersigned, the Plan is hereby amended effective October 15, 2002 by adding the following Section 4.06 at the end of Article IV of the Plan:
4.06 Amicus Employees. Notwithstanding anything herein to the contrary, each Participant who is an active employee of Amicus on October 15, 2002 and who is thereafter involuntarily terminated in connection with the shutdown of Amicus in the U.S. shall, upon his / her termination of employment, have a fully vested, nonforfeitable interest in his account.
          IN WITNESS WHEREOF, the undersigned has executed this instrument on behalf of the Company this 25th day of October, 2002.

By:	/s/ Joyce M. Phillips

Joyce M. Phillips